Exhibit 99.2

Madison Minerals Inc.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2010

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated September 24, 2010 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the nine months ended July 31, 2010 and related notes attached thereto (the “Interim Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and immediately prior to the most recent three fiscal quarters, November 2009 to July 2010. It should be noted that on October 29, 2009 we completed a private placement financing generating gross proceeds of $295,450 as set out in Note 7 to the annual audited financial statements filed on SEDAR. This financing re-established our working capital position at the fiscal year end October 31, 2009 to $565,237 upon which we base our operations and activities for the fiscal year under way.

Lewis Gold Project, Nevada

During the 2009 fiscal year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $50,000 in December 2008 as our portion of the advance royalty payment for 2009. Exclusive of the advance royalty, during the 2009 fiscal year we expended approximately $130,000 on our 60 per cent portion of JV costs, before a cost recovery of $22,000.

In December 2009 we paid $44,300 in respect of our 60 per cent share of the advance royalty for 2010. This expenditure indicates the intention of the joint venture partners to continue with our tenure and development of the Lewis Project. During the nine months ended July 31, 2010 we expended an additional $28,360 on the project, principally for geological contracting.

On September 22, 2009 we issued a President’s letter which summarized recent years’ exploration work on and the status of the Lewis Gold Project. That letter reported that since acquiring the project in 2002, Madison and its joint venture partner have completed extensive geological mapping and sampling along with 20 kilometres of induced polarization (IP) geophysics, and have drilled 36,100 metres in 29 core holes and 145 reverse circulation drill holes, primarily to evaluate the Virgin zone. Included are seven drill holes which have tested a 550 metre north-south strike extent of the sub-parallel Buena Vista mineral zone, which is located 500 metres southeast of the Virgin area and is within an ultimate proposed pit push-back area for the adjacent Phoenix Mine of Newmont Mining Corporation, a gold and copper producer, for which Newmont provides an estimated mine life to at least the year 2025.

This President’s letter further set out that there are several other exploration targets on the Lewis project lands, some of which supported historic high-grade production.

Madison Minerals Inc.
Nine months ended July 31, 2010
Management Discussion and Analysis
Page 2 of 6

Other projects

There have been no changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Belencillo project in Panama or the Mount Kare project in Papua New Guinea. This latter project remains in liquidation.

Comment on Recent and Current Economic Conditions

Recognizing CSA Staff Notice 51-328 published January 8, 2009, Company management is providing the following views on the current economic environment and the specific matters we have considered in preparing the third quarter interim financial statements and this MD&A. The latter half of 2008 and early 2009 saw dramatic reductions in valuations across many markets, including commodity prices and both senior equities and junior development stage equities. Many companies in our industry have experienced reductions in valuations of 90 per cent or more. Madison’s share price on the TSX Venture Exchange between July 1, 2008 and the date of this report has ranged from a high of $0.22 to a low of $0.055, with a closing trade price on September 24, 2010 of $0.125. Our management group has been in the exploration business for many years, and has successfully financed or otherwise maintained companies in good markets, mediocre markets, and in volatile markets such as exist at this time. Note 7 to the most recent annual Financial Statements dated October 31, 2009 sets out a private placement completed October 29, 2009 which raised total gross proceeds of $295,450.

We have considered whether the current economic challenges could indicate possible impairment of the carrying values of the Lewis project. Following a focused review, we have concluded that conditions suggesting impairment are not present. Among other matters, the payment of the advance royalty payment for the calendar year 2010 and the ongoing funding of exploration during 2010 indicates the intention of the joint venture to maintain its tenure and operations on the project.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Considering management’s track record of survival in past difficult markets and the indicated merit of the Lewis project, we hold the opinion that the Company is likely to be able to continue on a going-concern basis for the current and subsequent fiscal years.

Results of Operations – Summary of Quarterly Results
	Three Months Ended July 31, 2010	Three Months Ended April 30, 2010	Three Months Ended January 31, 2010	Three Months Ended October 31, 2009	Three Months Ended July 31, 2009	Three Months Ended April 30, 2009	Three Months Ended January 31, 2009	Three Months Ended October 31, 2008
Total assets	$8,296,762	$8,304,797	$8,405,901	$8,461,520	$8,238,304	$8,285,955	$8,559,025	$8,718,196

Resource properties	7,810,421	7,804,556	7,794,305	7,737,693	7,734,940	7,681,153	7,695,913	7,622,664

Working capital	304,448	384,127	454,193	565,237	372,244	491,846	692,524	896,022

Shareholders’ equity	8,151,857	8,228,907	8,291,957	8,349,625	8,157,114	8,226,164	8,444,638	8,578,014

Revenues	nil	nil	nil	nil	nil	nil	nil	nil

Net income (loss)	(74,160)	(64,495)	(53,333)	(87,290)	(74,830)	(221,364)	(133,376)	(3,448,405)

Earnings (loss) per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.10)

Discussion of quarterly results

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing approximately five fiscal quarters ago, the Company embarked upon a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This resulted in significant reductions across most major cost centres, and in the current year being reported on this is particularly apparent in observing the nine-month year-to-date amounts. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended July 31, 2010 were $75,697 compared to $58,114 in the prior fiscal year’s third fiscal quarter. The principal increased cost was in legal fees, principally due to costs of the liquidation process for the subsidiary in Papua New Guinea. Other than this, the principal reduction was in office and rent costs, commensurate with our modest activity levels.

Madison Minerals Inc.
Nine months ended July 31, 2010
Management Discussion and Analysis
Page 3 of 6

Particular attention should be drawn to fiscal 2008’s fourth quarter when the Company made the determination that its holdings of shares of Buffalo Gold Ltd. had suffered a large and permanent impairment of value, resulting in a writedown charged to the statement of operations for that quarter of $3,340,283. All residual carrying costs of those shares were fully written off in fiscal 2009, as were all carrying costs of the Belencillo project in Panama.

With the exception of these very material non-recurring items, the significant changes in Madison’s key financial data over the eight quarters scheduled above can be attributed principally to exploration expenditures on the Lewis Property in Nevada.

Liquidity

Based on its existing working capital of $304,000, Madison has sufficient funds to meet a restrained level of general and administrative expenses and its share of the probable costs of the next phases of exploration on the Lewis Property for the current fiscal year. Programs and budgets for 2010 for the Lewis Property are conforming to the funds available. The private placement completed in October 2009 provided a replenishment of liquid resources and provides evidence of our ability to finance under current market conditions.

Capital Resources

At July 31, 2010 and to the date of this report, Madison has an adequate cash and working capital position. The private placement completed late in October 2009 augmented our working capital position. In December 2009 Madison paid on behalf of the joint venture the second anniversary annual advance royalty payment in respect of the Lewis Gold Project in the amount of USD $70,275 of which Madison’s share was 60 per cent. To fulfill the advance royalty commitment at the third anniversary, a payment of approximately the same amount will be required in December 2010. The Company and the joint venture have no other commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 12 to the October 31, 2009 annual audited financial statements, and expects to recover a high proportion of these amounts from related companies as also set out therein. Those companies are well funded.

We also refer readers to our “Comment on Recent and Current Economic Conditions” on page 2 of this document.

Related Party Transactions

During the nine months ended July 31, 2010, Madison paid or accrued salaries and benefits of $51,810 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, and paid or accrued $38,850 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at July 31, 2010, accounts payable and accrued liabilities included $54,560 due to Mr. Idziszek for accrued unpaid salary and $38,850 to Mr. Stewart’s law firm for accrued and unbilled legal fees. These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Accounting Standards

The Company has not adopted any new accounting standards required under Canadian GAAP for the current fiscal year which commenced November 1, 2009.

Recent Accounting Pronouncements

As described in Note 3 to the annual audited financial statements, effective November 1, 2011, or earlier if we so elect, we expect to adopt a new standard as set out in CICA Handbook Section 1582 Business combinations. We do not believe this new standard will have a significant effect on our accounting and disclosures, unless and until a business combination transaction subject to the new standard were to take place.

Madison Minerals Inc.
Nine months ended July 31, 2010
Management Discussion and Analysis
Page 4 of 6

International Financial Reporting Standards (“IFRS”) Implementation Plan

Also as described in Note 3 to the annual audited financial statements, in February 2008 the Canadian authority, the Accounting Standards Board (“AcSB”), announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheet under IFRS as at October 31, 2010 as part of the preparation of the January 2012 disclosure. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The following table summarizes the expected timing of activities related to the Company’s transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By January 31, 2011
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By January 31, 2011
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By April 30, 2011
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By April 30, 2011
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting policies.	By July 31, 2011

Most of these target dates have been pushed back by three to six months from those disclosed in the last fiscal quarter. The Company expects to fully meet the IFRS conversion requirements on a timely basis.

Madison Minerals Inc.
Nine months ended July 31, 2010
Management Discussion and Analysis
Page 5 of 6

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of our financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at July 31, 2010, of our total current assets of $449,353 the amount of $75,261 or 17 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a foreign exchange risk. At July 31, 2010 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. We engage specialist foreign exchange consultants to advise on foreign exchange forecasts, trends, and the timing of acquisitions of cash denominated in foreign currencies. Our marketable securities are measured at fair value, based upon the closing bid price at the balance sheet date.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.205 to a low of $0.055 in the period beginning October 31, 2008 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will recover significantly from current relatively low valuations.

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments, and this risk appears to have increased in the current economic and financial environment.

Madison Minerals Inc.
Nine months ended July 31, 2010
Management Discussion and Analysis
Page 6 of 6

The Company presently has sufficient financial resources to undertake its share of the cost of the next phase of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest components of the reduced general and administrative expenses between fiscal 2009’s and 2010’s nine-month periods are in salaries and benefits costs, office and rent costs, and investor relations costs, all reflecting reduced activities.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 37,406,727 were outstanding at July 31, 2010 and the date hereof.

At July 31, 2010 and the date hereof, Madison had 1,009,543 share purchase warrants outstanding as set out in Note 7 to the interim financial statements, exercisable at the price of $0.25 per share for a one year term expiring October 29, 2010.

At July 31, 2010, Madison had 2,637,616 incentive stock options outstanding as set out in Note 7 to the interim financial statements, exercisable at prices ranging from $0.25 to $1.10 per share for terms expiring between October 20, 2011 and April 14, 2013.

Vancouver, British Columbia	September 24, 2010

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.